Exhibit 99.145

EARLY WARNING REPORT UNDER

NATIONAL INSTRUMENT 62-103

1.        Name And Address of Offeror:

Hochschild Mining Holdings Ltd. (“Hochschild”)

46 Albemarle Street

London, England

W1S 4JL

2.        The designation and number of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired:

On October 14, 2010 Hochschild Mining plc and Lake Shore Gold Corp. (TSX: LSG) (“Lake Shore”) announced that they had entered into an agreement with RBC Capital Markets, BMO Capital Markets and CIBC World Markets (the “Syndicate”) through which the Syndicate would purchase 109,000,000 common shares of Lake Shore (“Common Shares”) held by Hochschild at a price of C$3.60 per Common Share for sale to the public. The offering closed on November 3, 2010.

Hochschild is a wholly owned subsidiary of Hochschild Mining plc a publicly listed company whose shares are listed for trading on the London Stock Exchange.

3.        Designation and number, or principal amount, of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligations to file a news release.

Hochschild now holds 21,540,992 Common Shares, representing approximately 5.7% of the issued and outstanding Common Shares.

4.        Designation and number, or principal amount of securities, and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)        The offeror, either alone or together with joint actors, has ownership and control,

Hochschild now holds 21,540,992 Common Shares, representing approximately 5.7% of the issued and outstanding Common Shares.

(ii)      The offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor,

Hochschild is a wholly owned subsidiary of Hochschild Mining plc.

(iii)     The offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

Nil.

5.        (a) The name of the market in which the transaction or occurrence that gave rise to the news release took place.

Not applicable.

(b) The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

Not applicable.

6.        The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

Hochschild agreed to sell 109,000,000 Common Shares to raise cash to support its organic growth strategy through investment in its current pipeline of projects. Hochschild has no intention of acquiring any securities of Lake Shore in the future. Hochschild intends to dispose of its remaining 21,540,992 Common Shares in the future, subject to market conditions, regulatory requirements and contractual limitations.

7.        The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

Hochschild disposed of 109,000,000 Common Shares at a price of C$3.60 per Common Share, for aggregate proceeds of $394,400,000, pursuant to the terms of the agreement with the Syndicate.

Closing of the offering took place on November 3, 2010.

8.        The names of persons or companies acting jointly or in concert with the offeror in connection with the disclosure required above.

Hochschild is a wholly owned subsidiary of Hochschild Mining plc.

9.        Nature and value of consideration paid by the offeror in Canadian dollars, if the transaction or occurrence disclosed in this report did not take place on a stock exchange or other published market for the securities.

Not applicable.

10.      When applicable, a description of any change in any material facts set out in a previous report under the legislation stated above.

Hochschild, Hochschild Mining plc and Lake Shore entered into an agreement with the Syndicate pursuant to which the Syndicate purchased 109,000,000 Common Shares held by Hochschild at a price of C$3.60 per Common Share for sale to the public. Closing of the offering took place on November 3, 2010.

11.      If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

Not applicable.

DATED: NOVEMBER 3, 2010